[LOGO]                                         1450 South Dixie Hwy
 MERGE MEDIA                                      Boca Raton, FL  33432
                                                  Phone: (561) 338-8624
                                                  Fax:   (561) 367-0476





                                                  December 4, 2003


Securities and Exchange Commission
Washington, DC


To whom it may concern:

Be advised that our board of directors has resolved that Merge Media, Inc. voluntarily withdraw its SB-2 Registration Statement, filed through the Edgar system on August 29, 2002, CIK Number: 0001178516.

The decision to terminate this registration was based on the Company's current financial position and the board's determination that the costs associated with continuing this registration are presently prohibitive.

The board has further resolved that the Company will make every effort to pursue an appropriate SEC registration filing as financing becomes available to the Company, so as to assure the enhancement of our shareholders investment.

                                            Merge Media, Inc.
                                            -----------------


                                            By: /s/Willis B. Hale
                                               -------------------------
                                               Willis B. Hale, CEO